September 24, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:	Angela Crane
Martin James
Kevin Kuhar

Re:	Maxwell Technologies, Inc. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 16, 2007; Form 10-Q for the Fiscal Quarter ended June 30, 2007; File No. 001-15477

Dear Staff:

On behalf of Maxwell Technologies, Inc., this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced annual and quarterly reports (the “Filings”), which were included in your letter dated September 12, 2007 (the “Staff Letter”).

In this letter, we have reproduced your comments and have followed each comment with our response. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References in this letter to “we,” “our” or “us” mean Maxwell Technologies, Inc.

Note 6 – Legal Proceedings, page 15

1.	We noted that you have capitalized legal expenses associated with the Nesscap lawsuit in the amount of $1.4 million. Please tell us the accounting literature which supports your capitalization of the legal expenses from patent infringement litigation. Additionally, please clarify for us how management and your legal counsel have determined that it was probable you would succeed in the litigation.

Response:

As described in the Company’s annual form 10-K, we place a strong emphasis on inventing proprietary processes and designs that significantly increase the value and uniqueness of our product portfolio, and on obtaining patents to provide the broadest possible protection for those products and related technologies. Our ultimate success will depend in part on our ability to protect existing patents, secure additional patent protection and develop new processes and

Angela Crane

Martin James

Kevin Kuhar

September 24, 2007

designs not covered by the patents of third parties. Establishing and protecting proprietary products and technologies is a key element of our strategy. The Company obtains the maximum value of its patents through the appropriate filings, registrations and necessary enforcement. Failure to appropriately protect our patents puts the Company’s rights, business plan and therefore, its shareholders at serious risk.

Management believes that the value of the patents involved in the Nesscap lawsuit will increase more than the costs of this particular lawsuit. Additionally, when successful, we believe we will have the ability to recover from the infringing party. Finally, we are also establishing case history in support of the patents to limit the ability of other entities to infringe.

In determining to capitalize the legal expenses from our patent infringement litigation, the Company considered the accounting literature in the Statement of Financial Accounting Concepts No. 6 (“CON 6”). Certain of the salient paragraphs of CON 6 are as follows:

Paragraph 25: Defines assets as “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.”

Paragraph 181: Provides that costs may measure an attribute of future economic benefit. Additionally, describes that cost of assets such as, among other things, patents are examples of costs of future benefits.

Paragraph 246: Provides that costs result in assets only if an entity acquires or increases future economic benefits available to it in exchange transactions or through production.

Paragraph 247: Describes that legal and other costs of successfully defending a patent from infringement are “deferred legal costs” only in the sense that they are part of the cost of retaining and obtaining the future economic benefit of the patent.

Other accounting literature we considered in our analysis of the accounting treatment for legal expenses for this patent infringement litigation was AICPA Technical Questions and Answers, Section 2260, Other Assets, paragraph .03, Legal Expenses Incurred to Defend Patent Infringement Suit: Which begins by referencing CON 6 paragraph 247 as noted above and then states:

“If defense of the patent lawsuit is successful, costs may be capitalized to the extent of an evident increase in the value of the patent. Legal costs which relate to an unsuccessful outcome should be expensed.”

Angela Crane

Martin James

Kevin Kuhar

September 24, 2007

The Company’s capitalization of its legal expenses is based on accounting literature that allows for legal costs to be capitalized to the extent of an evident increase in the value of the patents and a successful outcome. The Company believes that the value of the patents in the lawsuit will be increased more than the costs as a result of a successful outcome to the lawsuit. We have assessed a successful outcome as being probable therefore we capitalized the legal expense of this lawsuit.

Our assessment of a favorable outcome of the lawsuit as being probable is based in part on the opinion of our outside legal counsel handling this lawsuit. Additionally we have obtained an injunction prohibiting Nesscap from selling the infringing products in the United States. In order to put the injunction in perspective, it is our understanding that the injunction is extremely difficult to obtain from a court before a full hearing of the evidence has concluded. This assessment of the injunction has also been confirmed with our outside legal counsel.

Based on the above factors, we concluded an acceptable method of accounting is to capitalize the costs associated with this legal proceeding

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations and Financial Condition – Quarter Ended June 30, 2007 Compared with Quarter Ended June 30, 2006, page 21.

2.	We noted that your discussion of the significant changes in sales, cost of sales and gross profit is limited and does not quantify the specific reasons for material changes in line items in the financial statements. Please revise future filings to present and quantify each significant factor that contributed to the changes, including offsetting factors, for sales, cost of sales and gross profits. Trends and uncertainties that may have a material impact upon revenues or operations results should also be discussed. In addition, separately describe and quantify the effects of changes in prices and volume of your product offerings on your operating results. Refer to Item 303 (a)(3)(iii) of Regulation S-K.

Response:

•	The Company acknowledges the Staff’s comment and will revise its future filings accordingly.

Angela Crane

Martin James

Kevin Kuhar

September 24, 2007

Please be advised that the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) that the Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or additional comments to my attention at (858.503.3300). Thank you for your assistance.

Sincerely,
Maxwell Technologies, Inc.

/s/ Tim Hart
Tim Hart
Vice President – Finance, Treasurer, Chief Financial Officer and Secretary

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